DSM, Corporate Communications
...rlen, The Netherlands
Telefax (31) 45 5740680



14E

26 April 2002

Q1 2002 operating profit clearly better than in Q4 2001

- Operating profit down 35% from Q1 2001 on a comparable basis (not including EBN) but up 41% on Q4 2001
- Life Science Products cluster below Q4 2001 level (as expected); profit growth will resume in second quarter
- Performance Materials cluster shows much better performance than in Q4 2001
- DSM Petrochemicals to be sold to SABIC; closing expected by the end of June
- Q2 2002 operating profit expected to be considerably better than Q1 2002 and at approximately the level of Q2 2001 on a comparable basis

EUR million	first quarter		
	2002	2001	+/-
Net sales	**1,831**	**2,125**	**-14%**
Operating profit plus depreciation and amortization (EBITDA)*	222	274	-19%
Operating profit before amortization of goodwill (EBITA)*	**100**	**151**	**-34%**
- Life Science Products	53	61	-13%
- Performance Materials	28	38	-26%
- Polymers & Industrial Chemicals	19	65	-71%
- Other activities	0	-13	N/A
Operating profit (EBIT)*	**93**	**144**	**-35%**
Discontinued activities (EBN):			
Net sales	-	-	
Operating profit plus depreciation and amortization (EBITDA)	-	15	
Operating profit (EBIT)	-	15	
Including discontinued activities:			
Total operating profit (EBIT)	**93**	**159**	**-42%**
Profit on ordinary activities after taxation	**68**	**106**	**-36%**
Extraordinary profit	-	70	
Net profit	**68**	**177**	**-62%**
Per ordinary share in EUR:			
- profit on ordinary activities after taxation	0.65	1.05	-38%
- same as above, before amortization of goodwill	0.73	1.12	-35%
- net earnings	0.65	1.79	-64%
Average number of ordinary shares (x million)	96.3	96.0	

* Including changes in presentation; the figures for 2001 are pro forma.

The financial information set out in this quarterly report has not been audited.

Q1 2002 operating profit clearly better than in Q4 2001

General

DSM's operating profit for the first quarter of 2002 was EUR 93 million, up EUR 27 million from the Q4 2001 profit on a comparable basis (that is, adjusted for the profits of Energie Beheer Nederland, EBN). The net profit on ordinary activities was EUR 68 million, which is EUR 38 million (36%) lower than in the first quarter of 2001 but EUR 12 million (21%) higher than in the fourth quarter of 2001.

Commenting on the results, DSM Managing Board chairman Peter Elverding said: *"It seems that the worst is now behind us. The second half of 2001 was difficult, but in the first quarter of 2002 we were able to recover to some extent and saw our operating profit increase considerably compared with the previous quarter. A particularly positive signal was the rapid and strong improvement in Performance Materials. In Life Science Products, we will resume profit growth in the second quarter. Therefore, I expect our second-quarter operating profit to be considerably better than that for the first quarter of 2002. With regard to the whole year, it is still uncertain to what extent and at what pace economic conditions will continue to improve, but the underlying development seems to be positive."*

With regard to the sale of DSM Petrochemicals to SABIC, the Central Works Council and the trade unions have issued a positive recommendation. The transaction is expected to be closed by the end of June.

Change in presentation

In order to enable a meaningful comparison between the 2002 and 2001 operating profits, activities that have been discontinued (the EBN activities) are being presented separately. A similar procedure will be followed with DSM Petrochemicals in the quarterly report to be published after the closing of the sale of this business.

In addition, the following changes in presentation took effect on 1 January 2002:

- Corporate costs over which the business groups have no direct control are accounted for under "Other activities".
- DSM Energy's exploration and production activities are now accounted for under "Industrial Chemicals" instead of "Other activities".

For a more detailed explanation and pro forma figures for 2001 see the annex.

Net sales

EUR million	first quarter 2002	first quarter 2001
Life Science Products	517	555
Performance Materials	449	495
Polymers & Industrial Chemicals	762	981
Other activities	103	94
Total	1,831	2,125

Net sales in the first quarter of 2002 amounted to over EUR 1.8 billion, down 14% from the first quarter of 2001. The main cause of the decrease was a strong decline in selling prices in the Polymers & Industrial Chemicals cluster. There was no autonomous volume growth on balance. Selling prices were on average 14% lower, but the prices for penicillin, food specialties, bakery ingredients and Dyneema increased.

Operating profit

The operating profit for the first quarter of 2002 was EUR 93 million, which is 35% lower than that for the first quarter of 2001 on a comparable basis. The decrease in operating profit was due to lower margins (selling prices less variable costs). This was partly compensated for by a decrease in fixed costs due to the implementation of existing restructuring programmes.

Compared with Q4 2001 on a comparable basis, the operating profit increased by 41%.

Review by cluster

Life Science Products

EUR million	first quarter 2002	first quarter 2001
Net sales including intra-Group supplies	531	576
Operating profit plus depreciation and amortization	90	97
Operating profit	53	61

In the first quarter of 2002 sales of Life Science Products decreased by 8% compared with the first quarter of 2001. In line with expectations, the operating profit for the cluster decreased in this quarter. Including income from the sale of technology, amounting to a few million euros, the overall decrease in the operating profit for the cluster was 13%. The decrease was due mainly to developments at DSM Fine Chemicals; sales volumes and margins for aspartame were lower than in the first quarter of 2001. Moreover, in the first quarter of 2002 the delay in the introduction of several pharmaceutical products was still having a considerable impact; this situation is now clearly improving. The performance of the other units forming part of Life Science Products – DSM Anti-Infectives, DSM Bakery Ingredients and DSM Food

Specialties – was on balance slightly better than in the first quarter of 2001 due to better margins and higher sales volumes.

Performance Materials

EUR million	first quarter 2002	first quarter 2001
Net sales including intra-Group supplies	462	511
Operating profit plus depreciation and amortization	50	60
Operating profit	28	38

Sales in this cluster were 10% lower than in the first quarter of 2001 due to lower sales volumes and selling prices (in particular at DSM Engineering Plastics and DSM Desotech). DSM Elastomers, DSM Coating Resins (excluding DSM Desotech) and DSM Composite Resins saw their margins increase and posted higher operating profits than in the first quarter of 2001. The operating profit for this cluster increased from EUR 10 million to EUR 28 million, thus recovering more strongly than expected from the slump that hit the market in the fourth quarter of 2001. The recovery took place across the board, with the exception of DSM Desotech.

Polymers & Industrial Chemicals

EUR million	first quarter 2002	first quarter 2001
Net sales including intra-Group supplies	811	1,076
Operating profit plus depreciation and amortization	71	117
Operating profit	19	65

Although sales volumes in this cluster were higher than in Q1 2001, prices were substantially lower, which on balance resulted in a 25% decrease in sales. The operating profit decreased strongly, the main reasons being a strong decrease in the profits of DSM Petrochemicals (due to lower margins) and DSM Agro (due to lower sales volumes and margins). The operating profit was moreover negatively affected by production outages in the ammonia plants in Geleen (Netherlands), which are now operating flat out again. The operating result for DSM Fibre Intermediates improved slightly, but was still negative. DSM Energy's profits decreased substantially due to lower oil prices.

In line with expectations, the operating profit for this cluster was slightly below the level of the fourth quarter of 2001.

Other activities

EUR million	first quarter	
	2002	2001
Net sales including intra-Group supplies	104	96
Operating profit plus depreciation and amortization	11	0
Operating profit	0	-13

The operating profit increased because the service units posted higher profits due to reduced costs and the SBR business turned in a slightly improved performance.

Net profit

The *Balance of financial income and expense* amounted to an interest expense of EUR 8 million, which is EUR 20 million lower than in Q1 2001. The decrease was due mainly to lower interest rates and higher interest income due to the investment of the revenues from the sale of the depositary receipts of Energie Beheer Nederland.

At 18%, the *effective tax rate* in Q1 2002 was lower than in Q1 2001 (25%). The decrease was due to the fact that the profit was lower, which means that income taxed at a low rate represented a larger proportion of the profit.

The *Profit from non-consolidated companies* decreased by EUR 10 million, mainly because of a decrease in the profits of Methanor.

The *Profit on ordinary activities after taxation* amounted to EUR 68 million, a decrease of EUR 38 million (-36%) compared with the first quarter of 2001.

Net profit decreased by EUR 109 million (-62%) compared with Q1 2001 and stood at EUR 68 million. The decrease can to a large extent be explained from the fact that the net profit for Q1 2001 included extraordinary income from the sale of DSM Engineering Plastic Products.

Cash flow, capital expenditure and financing

Net cash provided by operating activities exceeded net cash used in investing activities, as appears from the summary statement of cash flows.

In Q1 2002 the cash flow (net profit plus depreciation and amortization) amounted to EUR 197 million, EUR 110 million less than in Q1 2001. At EUR 115 million, capital expenditure was slightly above the relatively low level of the first quarter of 2001 (EUR 99 million), but remained below the level of depreciation and amortization.

Net debt decreased slightly, resulting in an even stronger balance sheet.

Outlook

Economic conditions have shown a greater improvement than expected at the time of the presentation of DSM's annual figures for 2001 in February. The economic recovery – which has been noticeable since the beginning of March – is mainly evident in the USA and Asia, with conditions in Europe improving only slightly.

Although – based on developments in April – the economic climate is expected to improve further in the second quarter, it is still uncertain to what extent and at what pace conditions will continue to improve thereafter. Therefore, DSM deems it too early to make any predictions regarding the profit level for 2002 as a whole.

DSM expects that its operating profit for the second quarter of 2002 will be substantially higher than in the first quarter of 2002, reaching approximately the same level as in the second quarter of 2001 on a comparable basis.
As indicated in February, the results of the Life Science Products cluster will show an improvement on both the first quarter of 2002 and the second quarter of 2001.

Heerlen, 26 April 2002
The Managing Board of Directors

Important dates:

Publication of second-quarter results:	Thursday, 25 July 2002
Interim dividend 2002:	Tuesday, 6 August 2002
Publication of third-quarter results:	Friday, 25 October 2002
Annual Report 2002:	Wednesday, 12 February 2003
Annual General Meeting:	Wednesday, 2 April 2003

For more information:

DSM Investor Relations, tel.: (31) 45 5782477, fax: (31) 45 5782595
E-mail: investor.relations@dsm.com
Internet: www.dsm.com

Consolidated statement of income (2001: including discontinued activities)

EUR million	first quarter 2002	first quarter 2001
net sales	1,831	2,125
operating profit plus depreciation and amortization (EBITDA)	222	289
operating profit before amortization of goodwill (EBITA)	100	166
amortization of goodwill	-7	-7
operating profit (EBIT)	93	159
balance of financial income and expense	-8	-28
profit on ordinary activities before taxation	85	131
taxes on profit on ordinary activities	-15	-33
profit from non-consolidated companies	-2	8
profit on ordinary activities after taxation	68	106
extraordinary profit after taxation	-	70
group profit after taxation	68	176
minority interests' share	0	1
net profit	68	177
net profit	68	177
dividend on cumulative preference shares	-6	-6
net profit available to holders of ordinary shares	62	171
cash flow	197	307
depreciation and amortization	129	130
capital expenditure	115	99
per ordinary share in EUR**:		
- profit on ordinary activities after taxation	0.65	1.05
- same as above, before amortization of goodwill	0.73	1.12
- net earnings	0.65	1.79
- cash flow	1.99	3.14
average number of ordinary shares (x million)	96.3	96.0
number of ordinary shares at end of quarter (x million)	96.3	96.0
workforce	21,216	*21,504
of which in the Netherlands	10,166	*10,285

* year-end 2001

** After deduction of dividend on cumulative preference shares.

The financial information set out in this quarterly report has not been audited.

Consolidated balance sheet

EUR million	end of March 2002		year-end 2001	
fixed assets				
intangible fixed assets	589		594	
tangible fixed assets	3,598		3,607	
financial fixed assets	256		241	
		4,443		4,442
current assets				
inventories	1,170		1,171	
receivables	1,860		1,814	
cash	1,271		1,148	
		4,301		4,133
Total		8,744		8,575

EUR million	end of March 2002		year-end 2001	
group equity				
shareholders' equity	4,196		4,239	
minority interests' share	58		59	
		4,254		4,298
equalization account		29		30
provisions		776		809
long-term liabilities		1,482		1,533
current liabilities				
- interest-bearing	618		482	
- non-interest-bearing	1,585		1,423	
		2,203		1,905
Total		8,744		8,575
capital employed		5,632		5,763
net debt		829		867
group equity / total assets		0.49		0.50
net debt / group equity		0.19		0.20

The financial information set out in this quarterly report has not been audited.

Statement of cash flows

EUR million		2002 (first quarter)		2001 (first quarter)
Cash at beginning of period		1,148		204
Operating activities:				
- cash flow	197		307	
- change in working capital	34		-82	
- other changes	-71		-89	
Net cash provided by operating activities		160		136
Investing activities:				
- capital expenditure	-115		-99	
- divestments	12		202	
- other changes	-11		28	
Net cash used in investing activities		-114		131
Dividend paid		-		-
Net cash provided by / used in financing activities		80		-215
Effects of change in consolidation and exchange differences relating to cash held		-3		-
Cash at end of period		1,271		256

Statement of changes in shareholders' equity

EUR million	2002 (first quarter)	2001 (first quarter)
Shareholders' equity at beginning of period	4,239	3,040
Changes:		
- net profit	68	177
- dividend on ordinary shares	-113	-119
- dividend on cumprefs	-6	-15
- exchange rate differences in valuation of participations	2	4
- other	6	1
Shareholders' equity at end of period	4,196	3,088

The financial information set out in this quarterly report has not been audited.

Change in presentation

ANNEX

In DSM's governance model, from 2002 onwards the business groups will be held accountable only for the costs and results that they can influence directly. For this reason, from 2002 onwards all cost items over which the business groups have no direct control are accounted for under 'Other activities'.

As a result of a gas find in one of DSM Energy's participations (the Q1 block on the Dutch Continental Shelf), DSM Energy will be able to contribute to DSM's operational result for a longer period than expected until recently. Therefore, it has been decided to account for DSM Energy's exploration and production activities under "Industrial Chemicals" (which includes a number of gas-related businesses) instead of "Other activities".

The table below contains an overview of the results for 2001 in which, for the sake of comparison, the above changes in presentation have also been made for the quarterly results of 2001. In addition, the overview takes into account the divestment of EBN.

Following the closing of the sale of DSM Petrochemicals, this business will be presented under "Discontinued activities" and new pro forma figures for 2001 will be presented.

€ mln		Q1'2001		Q2' 2001		Q3' 2001		Q4' 2001		2001 totals	
		OLD	*NEW*	OLD	*NEW*	OLD	*NEW*	OLD	*NEW*	OLD	*NEW*
LSP	Net Sales	555	*555*	565	*565*	542	*542*	575	*575*	2237	*2237*
	EBITDA	94	*97*	92	*94*	90	*92*	91	*93*	367	*376*
	EBIT	58	*61*	55	*57*	55	*57*	53	*55*	221	*230*
PM	Net Sales	495	*495*	494	*494*	448	*448*	418	*418*	1855	*1855*
	EBITDA	58	*60*	60	*63*	46	*49*	31	*32*	195	*204*
	EBIT	36	*38*	35	*38*	23	*26*	9	*10*	103	*112*
P&IC	Net Sales	957	*981*	928	*943*	846	*860*	722	*737*	3453	*3521*
	EBITDA	94	*117*	84	*98*	86	*101*	68	*77*	332	*393*
	EBIT	45	*65*	37	*49*	35	*47*	17	*25*	134	*186*
Other	Net Sales	118	*94*	100	*85*	98	*84*	109	*94*	425	*357*
activities	EBITDA	43	*0*	43	*7*	39	*4*	23	*-5*	148	*6*
	EBIT	27	*-13*	30	*-4*	25	*-7*	10	*-17*	92	*-41*
amortization goodwill		-7	*-7*	-7	*-7*	-8	*-8*	-7	*-7*	-29	*-29*
total	Net Sales	2125	*2125*	2087	*2087*	1934	*1934*	1824	*1824*	7970	*7970*
DSM	EBITDA	289	*274*	279	*262*	261	*246*	213	*197*	1042	*979*
	EBIT	159	*144*	150	*133*	130	*115*	82	*66*	521	*458*
Discontinued:											
EBN	Net Sales		*0*		*0*		*0*		*0*		
	EBITDA		*15*		*17*		*15*		*16*		*63*
	EBIT		*15*		*17*		*15*		*16*		*63*
Grand	Net Sales	2125	*2125*	2087	*2087*	1934	*1934*	1824	*1824*	7970	*7970*
total	EBITDA	289	*289*	279	*279*	261	*261*	213	*213*	1042	*1042*
	EBIT	159	*159*	150	*150*	130	*130*	82	*82*	521	*521*

OLD = Figures as reported in the Quarterly Reports issued in 2001

NEW = Pro forma figures as if changes in the reporting format had been in place as of 1-1-2001